The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. – September 30, 2015 - 1

Progressive Waste Solutions Ltd.                                                                                Exhibit 99.2

Condensed Consolidated Balance Sheets (“Balance Sheet”)

September 30, 2015 (unaudited) and December 31, 2014 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)

	September 30,	December 31,
	2015	2014
ASSETS
CURRENT
Cash and cash equivalents	$34,624	$41,636
Accounts receivable	210,546	216,201
Other receivables	101	47
Prepaid expenses	46,346	35,589
Income taxes recoverable	1,941	1,646
Restricted cash	542	521
	294,100	295,640

NET ASSETS HELD FOR SALE (Note 6)	-	61,016
OTHER RECEIVABLES	2,307	5,460
FUNDED LANDFILL POST-CLOSURE COSTS (Note 12)	10,210	11,365
INTANGIBLES (Note 7)	150,953	165,929
GOODWILL (Note 8)	872,412	937,294
LANDFILL DEVELOPMENT ASSETS	15,360	14,463
DEFERRED FINANCING COSTS	16,169	14,417
CAPITAL ASSETS	915,832	928,550
LANDFILL ASSETS	904,788	936,095
INVESTMENTS (Note 9)	773	892
OTHER ASSETS	112	5,315
TOTAL ASSETS	$3,183,016	$3,376,436

LIABILITIES
CURRENT
Accounts payable	$88,629	$86,825
Accrued charges (Note 10)	156,325	174,331
Dividends payable	13,873	15,517
Income taxes payable	2,115	5,933
Deferred revenues	15,874	16,323
Current portion of long-term debt (Note 11)	475	5,428
Landfill closure and post-closure costs (Note 12)	8,280	9,519
Other liabilities	19,089	16,558
	304,660	330,434

LONG-TERM DEBT (Note 11)	1,494,584	1,552,617
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 12)	126,035	120,626
OTHER LIABILITIES	27,475	17,118
DEFERRED INCOME TAXES	121,244	126,848
TOTAL LIABILITIES	2,073,998	2,147,643

SHAREHOLDERS' EQUITY (Note 13)
Common shares (authorized - unlimited, issued
and outstanding - 108,794,108 (December 31, 2014 - 112,106,839))	1,691,963	1,734,372
Restricted shares (issued and outstanding - 509,248 (December 31, 2014 - 399,228))	(12,661)	(9,184)
Additional paid in capital	5,839	4,023
Accumulated deficit	(392,767)	(377,172)
Accumulated other comprehensive loss	(183,356)	(123,246)
Total shareholders' equity	1,109,018	1,228,793
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,183,016	$3,376,436

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. – September 30, 2015 - 2

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income or Loss

(“Statement of Operations and Comprehensive Income or Loss”)

For the periods ended September 30, 2015 and 2014 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

		Three months ended		Nine months ended
		2015	2014	2015	2014
			(Note 22)		(Note 22)

REVENUES		$488,528	$521,157	$1,441,698	$1,504,428
EXPENSES
OPERATING		308,222	332,410	925,611	964,744
SELLING, GENERAL AND ADMINISTRATION		54,374	51,679	166,587	160,857
RESTRUCTURING		1,274	-	3,682	-
AMORTIZATION		67,039	72,256	200,491	211,532
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS (Note 6)		(2,249)	(673)	(11,946)	(17,599)
OPERATING INCOME		59,868	65,485	157,273	184,894
INTEREST ON LONG-TERM DEBT		13,088	15,655	44,105	46,434
NET FOREIGN EXCHANGE LOSS (GAIN)		200	15	(244)	(169)
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS (Note 16)		17,605	(2,689)	16,147	7,795
LOSS ON EXTINGUISHMENT OF DEBT (Note 11)	(Note 11)	-	-	2,723	-
RE-MEASUREMENT GAIN ON PREVIOUSLY HELD
EQUITY INVESTMENT (Note 5)	(Note 5)	-	-	-	(5,156)
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS
FROM EQUITY ACCOUNTED INVESTEE		28,975	52,504	94,542	135,990
INCOME TAX EXPENSE (Note 17)
Current		6,872	6,715	19,203	22,305
Deferred		(803)	4,975	(2,818)	6,018
		6,069	11,690	16,385	28,323
NET LOSS FROM EQUITY ACCOUNTED INVESTEE		-	-	-	82
NET INCOME		22,906	40,814	78,157	107,585

OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment		(26,184)	(25,414)	(60,110)	(26,997)

Settlement of derivatives designated as cash flow hedges,
net of income tax $nil and $nil (2014 - $nil and ($225))		-	-	-	418
		-	-	-	418
TOTAL OTHER COMPREHENSIVE LOSS		(26,184)	(25,414)	(60,110)	(26,579)
COMPREHENSIVE (LOSS) INCOME		$(3,278)	$15,400	$18,047	$81,006

Net income per weighted average share, basic and diluted (Note 13)		$0.21	$0.36	$0.70	$0.94
Weighted average number of shares outstanding
(thousands), basic and diluted (Note 13)		109,302	114,745	110,876	114,982

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. – September 30, 2015 - 3

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the periods ended September 30, 2015 and 2014 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

		Three months ended		Nine months ended
		2015	2014	2015	2014

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income		$22,906	$40,814	$78,157	$107,585
Items not affecting cash
Restricted share expense (Note 14)		839	537	2,879	2,031
Loss on extinguishment of debt (Note 11)	(Note 11)	-	-	2,723	-
Accretion of landfill closure and post-closure costs (Note 12)		1,573	1,537	4,776	4,614
Amortization of intangibles		10,032	13,655	32,119	41,452
Amortization of capital assets		36,010	37,319	109,323	112,197
Amortization of landfill assets		20,997	21,282	59,049	57,883
Interest on long-term debt (amortization of
deferred financing costs)		780	867	2,317	2,587
Non-cash interest income		(38)	(144)	(170)	(144)
Net gain on sale of capital and landfill assets		(2,249)	(673)	(11,946)	(17,599)
Net loss (gain) on financial instruments		17,605	(2,689)	16,147	7,795
Re-measurement gain on previously held equity investment		-	-	-	(5,156)
Deferred income tax (recovery) expense		(803)	4,975	(2,818)	6,018
Net loss from equity accounted investee		-	-	-	82
Landfill closure and post-closure expenditures (Note 12)		(1,205)	(1,290)	(3,518)	(3,403)
Changes in non-cash working capital items		34,556	(19,969)	26,198	(32,733)
Cash generated from operating activities		141,003	96,221	315,236	283,209
INVESTING
Acquisitions (Note 5)		(4,122)	(166)	(34,093)	(9,917)
Restricted cash deposits		-	-	(21)	(22)
Investment in other receivables		(169)	(22)	(373)	(89)
Proceeds from other receivables		4,784	20	4,810	57
Funded landfill post-closure costs		(105)	(578)	(463)	(1,160)
Purchase of capital assets		(49,071)	(40,169)	(161,542)	(132,598)
Purchase of landfill assets		(16,602)	(17,754)	(40,768)	(42,505)
Proceeds from the sale of capital and landfill assets		596	1,538	2,776	25,061
Proceeds from asset divestiture (Note 6)		-	-	76,190	-
Investment in landfill development assets		(2,564)	(178)	(2,757)	(640)
Cash utilized in investing activities		(67,253)	(57,309)	(156,241)	(161,813)
FINANCING
Payment of deferred financing costs		(945)	-	(7,397)	(48)
Proceeds from long-term debt		47,508	60,272	778,712	162,202
Repayment of long-term debt		(105,837)	(82,971)	(786,502)	(220,780)
Proceeds from the exercise of stock options, net of related costs		3	32	(51)	99
Repurchase of common shares and related costs (Note 13)		-	(14)	(93,310)	(10,943)
Purchase of, net of proceeds from, restricted shares		(1,179)	93	(4,534)	(3,920)
Dividends paid to shareholders		(13,310)	(15,801)	(42,389)	(47,299)
Cash utilized in financing activities		(73,760)	(38,389)	(155,471)	(120,689)
Effect of foreign currency translation on cash and cash equivalents		(5,000)	(2,637)	(10,536)	(2,859)
NET CASH OUTFLOW		(5,010)	(2,114)	(7,012)	(2,152)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR		39,634	31,942	41,636	31,980
CASH AND CASH EQUIVALENTS, END OF PERIOD		$34,624	$29,828	$34,624	$29,828
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash		$34,624	$27,049	$34,624	$27,049
Cash equivalents		-	2,779	-	2,779
		$34,624	$29,828	$34,624	$29,828
Cash paid during the period for:
Income taxes		$5,505	$6,047	$28,143	$29,248
Interest		$12,741	$15,530	$43,384	$45,684

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. – September 30, 2015 - 4

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Equity (“Statements of Equity”)

For the three months ended September 30, 2015 and 2014 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accum- ulated	Accum- ulated other comprehen -sive loss	Total
	shares	shares	shares	capital	deficit	(Note 13)	equity
Balance at June 30, 2015	$1,691,936	$(11,482)	$-	$4,980	$(401,487)	$(157,172)	$1,126,775
Net income					22,906		22,906
Dividends declared					(14,186)		(14,186)
Restricted shares purchased		(1,179)					(1,179)
Restricted share expense				839			839
Common shares issued on exercise of share based options, net of related costs	27			(24)			3
Share based compensation				44			44
Common shares acquired by U.S. long-term incentive plan			713				713
Deferred compensation obligation			(713)				(713)
Foreign currency translation adjustment						(26,184)	(26,184)
Balance at September 30, 2015	$1,691,963	$(12,661)	$-	$5,839	$(392,767)	$(183,356)	$1,109,018

	Common	Restricted	Treasury	Additional paid in	Accum- ulated	Accum- ulated other comprehen -sive loss	Total
	shares	shares	shares	capital	deficit	(Note 13)	equity
Balance at June 30, 2014	$1,767,370	$(10,157)	$-	$3,680	$(367,480)	$(83,056)	$1,310,357
Net income					40,814		40,814
Dividends declared					(16,849)		(16,849)
Restricted shares purchased, net of restricted shares sold		35		58			93
Restricted share expense				537			537
Common shares issued on exercise of share based options	51			(19)			32
Repurchase of common shares and related costs					(14)		(14)
Foreign currency translation adjustment						(25,414)	(25,414)
Balance at September 30, 2014	$1,767,421	$(10,122)	$-	$4,256	$(343,529)	$(108,470)	$1,309,556

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. – September 30, 2015 - 5

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Equity

For the nine months ended September 30, 2015 and 2014 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accum- ulated	Accum- ulated other comprehen -sive loss	Total
	shares	shares	shares	capital	deficit	(Note 13)	equity
Balance at December 31, 2014	$1,734,372	$(9,184)	$-	$4,023	$(377,172)	$(123,246)	$1,228,793
Net income					78,157		78,157
Dividends declared					(42,850)		(42,850)
Restricted shares purchased		(4,534)					(4,534)
Restricted share expense				2,879			2,879
Vesting of restricted shares		1,057		(1,057)			-
Common shares issued on exercise of share based options, net of related costs	(1)			(50)			(51)
Share based compensation				44			44
Common shares acquired by U.S. long-term incentive plan ("LTIP")			2,844				2,844
Deferred compensation obligation			(2,844)				(2,844)
Repurchase of common shares and related costs	(42,408)				(50,902)		(93,310)
Foreign currency translation adjustment						(60,110)	(60,110)
Balance at September 30, 2015	$1,691,963	$(12,661)	$-	$5,839	$(392,767)	$(183,356)	$1,109,018

	Common	Restricted	Treasury	Additional paid in	Accum- ulated	Accum- ulated other comprehen -sive loss	Total
	shares	shares	shares	capital	deficit	(Note 13)	equity
Balance at December 31, 2013	$1,773,734	$(6,654)	$-	$2,796	$(398,414)	$(81,891)	$1,289,571
Net income					107,585		107,585
Dividends declared					(48,288)		(48,288)
Restricted shares purchased, net of restricted shares sold		(3,978)		58			(3,920)
Restricted share expense				2,031			2,031
Vesting of restricted shares		510		(510)			-
Common shares issued on exercise of share based options, net of related costs	218			(119)			99
Common shares acquired by U.S. LTIP			931				931
Deferred compensation obligation			(931)				(931)
Repurchase of common shares and related costs	(6,531)				(4,412)		(10,943)
Foreign currency translation adjustment						(26,997)	(26,997)
Settlement of derivatives designated as cash flow hedges, net of income tax						418	418
Balance at September 30, 2014	$1,767,421	$(10,122)	$-	$4,256	$(343,529)	$(108,470)	$1,309,556

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. – September 30, 2015 - 6

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.   Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. and continued operating as Progressive Waste Solutions Ltd.  The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the U.S.

2.  Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers.  Reporting the Company’s financial results in U.S. dollars also reduces the impact of foreign currency fluctuation in its reported amounts because the Company’s collection of assets and operations are larger in the U.S. than they are in Canada.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the Company’s U.S. financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. results retain their original values when expressed in the Company’s reporting currency.

3.  Interim Financial Statements

The unaudited interim condensed consolidated financial statements (“financial statements”) do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements, and notes thereto, for the years ended December 31, 2014 and December 31, 2013.  These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements.  In management’s opinion, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s financial position, its results of operations and cash flows, for the periods presented.

Progressive Waste Solutions Ltd. – September 30, 2015 - 7

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

4.  Changes in Accounting Policies

Revenue – Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued their final standard on revenue from contracts with customers.  The standard provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.  The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  In applying the revenue model to contracts within its scope, an entity identifies the contract(s) with a customer (step 1), identifies the performance obligations in the contract (step 2), determines the transaction price (step 3), allocates the transaction price to the performance obligations in the contract (step 4), and recognizes revenue when (or as) the entity satisfies a performance obligation (step 5).  This standard applies to all contracts with customers except those that are within the scope of other topics.  Certain provisions of this standard also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of property, plant, and equipment; land and buildings; or intangible assets) and existing accounting guidance applicable to these transfers has been amended or superseded. Compared with current U.S. GAAP, this standard also requires significantly expanded disclosures about revenue recognition.  Broadly, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.  Disclosure includes separately disclosing revenues derived from contracts with customers from other sources of revenues and separately disclosing any impairment losses recognized on any receivables or contract assets from other contracts.  An entity is also required to disaggregate its revenues recognized from contracts into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.  Disaggregated revenues must be further reconciled to revenues presented on a reportable segment basis to allow financial statement users to understand the relationship between disaggregated and reportable segment revenues.  Disclosures are also required with respect to the opening and closing balances of receivables, contract assets, and contract liabilities from contracts with customers, if not otherwise separately presented and disclosed.  In addition, revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is required disclosure, and revenue recognized in the reporting period from performance obligations satisfied, in full or in part, in previous periods, must also be disclosed.  Qualitative and quantitative disclosures for contract assets and liabilities must also disclose changes resulting from business combinations, cumulative catch-up adjustments to revenues, including a change in the measure of a contracts progress, a change in an estimate of the transaction price, a contract modification, a contract impairment, a change in the condition of rights or a change in the time for a performance obligation to be satisfied.  An entity must further disclose its significant performance obligations included in its contracts with its customers, including when performance obligations are satisfied, the significant terms of payment, the nature of the goods or services that an entity has promised to transfer, obligations for returns, refunds and any type of warranty or related obligation.  Any portion of the transaction price that is allocated to a performance obligation that is unsatisfied is required disclosure, including an explanation of when the entity expects to recognize revenues pertaining to an unsatisfied performance obligation and disclosing numerically the amounts to recognize over appropriate and relevant time bands.  Significant judgments made assessing the timing of performance obligations and determining the allocation of the transaction price to the performance obligations that could significantly impact the determination of revenue recognized from contracts with customers must be disclosed.  Performance obligations satisfied over time requires disclosure of the method used to recognize revenue and a supporting explanation of why this method was chosen.  Performance obligations satisfied at a point in time must also be disclosed when significant judgments are made in evaluating when a customer obtains control of a good or service.  This guidance is effective for annual reporting periods beginning after December 15, 2016, including each interim period thereafter.  In August 2015, FASB issued an Accounting Standards Update (“ASU”) deferring the effective date of this standard for one year.  The ASU also permits early adoption of the new standard, but not before the original public entity effective date of annual reporting periods beginning after December 15, 2016.

Progressive Waste Solutions Ltd. – September 30, 2015 - 8

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

An entity can chose to adopt this guidance applying one of two approaches:

a.        retrospective application for each prior reporting period presented, subject to certain practical expedients in respect of completed contracts and transaction prices allocated to the remaining performance obligations that an entity expected to recognize as revenue, or

b.       retrospective application with the cumulative effect of initially applying this guidance recognized at the date of initial application.  If an entity elects this transition method it should also provide the additional disclosures in reporting periods that include the date of initial application of, including the amount by which each financial statement line item is affected in the current reporting period by the application of this guidance compared to the guidance that was in effect before the change and an explanation of the reasons for significant changes.

The Company is still assessing the impact this guidance will have on its financial statements.

Compensation – Share Based Compensation

In June 2014, FASB issued guidance on how entities record compensation cost when an award participant’s requisite service period ends in advance of the performance condition being satisfied.  That is, when an award participant is eligible to vest in the award regardless of whether the participant is rendering service on the date the performance target is achieved.  The guidance requires entities to recognize compensation cost in the period in which it becomes probable that the performance condition will be achieved and should record the compensation cost over the period for which the award participant renders service.  If the performance target becomes probable of achievement before the end of the requisite service period, the remaining unrecognized compensation cost must be recognized over the remaining requisite service period.  If the achievement of the performance condition becomes probable after the award participants requisite service period, compensation cost will be recognized immediately in the period when the performance condition becomes probable.  The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest.  The guidance also outlines that the grant date fair value of the award should not consider the performance condition in its determination.  This guidance is effective for all reporting periods beginning after December 15, 2015 with early adoption permitted.  The amendments are to be applied either prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter.  The Company does not anticipate this guidance will have a significant impact on its financial statements.

Presentation of Financial Statements – Going Concern

In August 2014, FASB released additional guidance with respect to management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern.  In connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern.  Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued, or are available to be issued.

When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should consider whether its plans that are intended to mitigate those relevant conditions or events will alleviate this doubt. The entity must disclose information that enables users of the financial statements to understand 1) principal conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern and 2) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations. If substantial doubt is alleviated as a result of consideration of management’s plans, the entity is also required to disclose the relevant plan that alleviated the substantial doubt. However, if substantial doubt is not alleviated as a result of consideration of management’s plans the entity is required to disclose plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern.

These amendments are effective for all reporting periods beginning after December 15, 2016 with early adoption permitted.  The Company does not anticipate these new amendments will have a significant impact on its financial statements.

Progressive Waste Solutions Ltd. – September 30, 2015 - 9

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Income Statement – Extraordinary and Unusual Items

In January 2015, FASB simplified an entities’ income statement presentation by eliminating the concept of extraordinary items as part of its initiative to reduce complexity in accounting standards.  Eliminating the concept of extraordinary items will save time and reduce costs for preparers because they will not have to assess whether a particular event or transaction event is extraordinary.  This also alleviates uncertainty for preparers, auditors, and regulators because auditors and regulators will no longer need to evaluate whether a preparer treated an unusual and/or infrequent item appropriately.  The amendments are effective for all reporting periods beginning after December 15, 2015.  A reporting entity may apply the amendments prospectively.  A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements.  Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption.  The Company does not anticipate that this guidance will have a significant impact on its financial statements.

Interest – Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs

In April 2015, FASB issued an amendment to simplify the presentation of debt issuance costs.  The update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.  Recognition and measurement guidance for debt issuance costs are not impacted by this amendment.  The amendment is effective for all reporting periods beginning after December 15, 2015, applied on a retrospective basis.  Early adoption is permitted for financial statements that have not been previously issued.

In August 2015, an ASU further clarified the presentation and subsequent measurement of debt issuance costs related to line-of-credit arrangements which were not addressed in the original ASU issued in April 2015.  This ASU permits an entity to defer and present debt issuance costs as an asset, net of amortization recorded ratably over the term, for line-of-credit arrangements, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement.

Debt issuance costs recorded as an asset on the balance sheet as deferred financing costs are subject to these amendments effective January 1, 2016.  Deferred financing costs attributable to long-term debt arrangements, other than line-of-credit arrangements, will be presented as a reduction of amounts borrowed under these long-term debt arrangements on the Company’s balance sheet.

Intangibles – Goodwill and Other – Internal-Use Software: Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement

In May 2015, FASB provided additional guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement, which amongst other things included guidance on cloud computing arrangements that include a software license.  If a cloud computing arrangement includes a software license, then the customer should account for the software license component of the arrangement like any other software licenses.  If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract.  The amendments are effective for all reporting periods beginning after December 15, 2015 and can be applied on either a prospective basis for all arrangements entered into or materially modified after the effective date or retrospectively.  Early adoption is permitted.  The Company does not anticipate this guidance will have a significant impact on its financial statements.

Business Combinations:  Simplifying the Accounting for Measurement-Period Adjustments

In September 2015, FASB issued an amendment that permits entities to record business combination adjustments to provisional amounts identified during the measurement period in the reporting period in which the adjustment amounts are determined, including changes in depreciation, amortization, or other income effects.  This amendment replaces the previous requirement to retroactively account for these adjustments.  The amendment is effective for all reporting periods beginning after December 15, 2015 applied on a prospective basis to provisional amounts that occur after the effective date.  Early adoption is permitted for financial statements that have not been issued.  The Company does not anticipate that this guidance will have a significant impact on its financial statements.

Progressive Waste Solutions Ltd. – September 30, 2015 - 10

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

5.  Acquisitions

The following table outlines the number of acquisitions completed by the Company, by segment, for the nine months ended September 30, 2015 and 2014.  Acquisitions may include all of the issued and outstanding share capital of the purchased company or certain assets of the company, including various current assets and liabilities.

					Nine months ended
					September 30
			2015			2014
Segment	Assets	Shares	Total	Assets	Shares	Total

North	-	-	-	-	1	1
West	2	-	2	2	-	2
East	1	-	1	-	-	-
Total acquisitions	3	-	3	2	1	3

Each of the acquisitions completed constitutes a business.  The Company considers each of these acquisitions a “tuck-in”.  Tuck-ins represent the acquisition of solid waste collection and or disposal operations in markets where the Company has existing operations.  Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces and to expected synergies resulting from personnel and operating overhead reductions, disposal or collection advantages or the deployment of market focused strategies.  Pro forma revenues and net income for these acquisitions have not been disclosed as the companies acquired are immaterial both individually and in the aggregate.  The financial results of these acquisitions have been included in the Company’s financial statements since their dates of closing.

The payment of contingent consideration, for acquisitions completed prior to 2009, which results from meeting various business performance targets, is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Progressive Waste Solutions Ltd. – September 30, 2015 - 11

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid, including the preliminary allocation to the fair value of net assets acquired and excluding the acquisition of the remaining interest in the Company’s equity accounted investee, is as follows:

			Nine months ended
			September 30
			2015	2014

Consideration
Cash, including holdbacks and unpaid consideration (as applicable)			$4,853	$1,539

Allocation of net assets acquired
Accounts receivable			$161	$22
Intangibles (Note 7)			$2,435	$1,041
Goodwill (Note 8)			$1,438	$-
Capital assets			$921	$518
Accounts payable			$(102)	$(42)

Consideration by segment
West			$4,511	$1,539
East			342	-
Total consideration			$4,853	$1,539

Goodwill recorded by segment
West			$1,438	$-
Total goodwill			$1,438	$-

Goodwill expected to be deductible for tax purposes			$1,438	$-

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014

Aggregate cash consideration (excluding holdbacks and cash
payments due to sellers for achieving various
business performance targets)	$3,991	$-	$4,233	$1,374

Contingent consideration (paid in respect of acquisitions completed
prior to January 1, 2009)	$131	$166	$403	$387

Transaction costs (included in selling, general and
administration expense)	$275	$29	$534	$242

On January 2, 2015, the Company paid $29,457 for a business it acquired control of on December 31, 2014.  At December 31, 2014, this amount was recorded to accrued charges on the Company’s balance sheet.

The Company typically holds back a portion of the amount due to the seller subject to the acquired operations meeting various business performance conditions.  These conditions are generally short-term in nature and the Company has assessed the fair value of its obligation at the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation at the full amount of the additional consideration it expects to pay discounted to the date of acquisition.  Holdback and additional amounts payable for current period acquisitions totaled $620 as at September 30, 2015 (December 31, 2014 - $165).

Progressive Waste Solutions Ltd. – September 30, 2015 - 12

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Acquisition of equity accounted investee

On January 31, 2014, the Company purchased the remaining fifty percent interest in its equity accounted investee (Note 9).  Upon obtaining control, the Company re-measured its previously held fifty percent ownership interest at fair value and recorded a non-cash gain in the statement of operations and comprehensive income or loss.  Goodwill arising from this acquisition was largely attributable to expected synergies as a result of personnel and operating overhead reductions and the deployment of market focused strategies.

The full financial results of this acquisition have been included in the Company’s financial statements from the date of closing.  Financial results before January 31, 2014 are included in net loss from equity accounted investee in the statement of operations and comprehensive income or loss.

Cash consideration paid, the carrying amount of the Company’s previously held equity method investment, the re-measurement gain recorded, and the allocation to the fair value of net assets acquired, were as follows:

Cash consideration	$8,156
Carrying amount of previously held equity method investment	4,359
Re-measurement gain on previously held equity method investment	5,156
Fair value of net assets acquired	$17,671

Allocation of net assets acquired
Accounts receivable	$533
Intangibles (Note 7)	$4,424
Goodwill (Note 8)	$11,594
Capital assets	$4,402
Accrued charges	$(439)
Shareholder loans	$(1,921)
Deferred income taxes	$(922)

Goodwill recorded by segment
North	$11,594
Total goodwill	$11,594

Goodwill expected to be deductible for tax purposes	$-

6.  Net Assets Held for Sale

In September 2014, the Company embarked on an evaluation of its strategic options for its Long Island, New York operations which were included in its East segment.  As a result of this evaluation, the Company concluded that it could generate a higher return from monetizing the net assets of this operation than continuing to operate them.  The Company subsequently issued a confidential information memorandum to a targeted audience of prospective buyers for its commercial, industrial and residential collection business and its transfer station and material recovery facilities.  The Company accepted an offer and completed the sale on February 28, 2015 for net proceeds of $76,190.  The carrying value of the net assets held for sale at February 28, 2015 was $66,954 resulting in a gain of $9,236. This gain was recorded to net gain or loss on sale of capital and landfill assets in the statement of operations and comprehensive income or loss for the nine months ended September 30, 2015.

Progressive Waste Solutions Ltd. – September 30, 2015 - 13

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net assets held for sale, recorded at their carrying amounts at December 31, 2014, are as follows:

December 31, 2014

Accounts receivable	$7,287
Prepaid expenses	1,425
Intangibles	10,263
Goodwill	15,949
Capital assets	33,797
Accounts payable	(4,114)
Accrued charges	(2,373)
Deferred income taxes	(1,218)
Total net assets held for sale	$61,016

7.  Intangibles

				September 30, 2015
	Cost	Accumulated amortization	Net book value	Additions (including adjustments as applicable)	Weighted average amortization period of additions (expressed in years)

Customer collection contracts	$199,015	$159,100	$39,915	$-	-
Customer lists	204,457	113,457	91,000	24,406	7.75
Non-competition agreements	10,224	7,621	2,603	110	4.00
Transfer station permits	22,259	7,322	14,937	-	-
Trade-names	11,077	8,579	2,498	-	-
	$447,032	$296,079	$150,953	$24,516

		December 31, 2014		September 30, 2014
	Cost	Accumulated amortization	Net book value	Additions (including adjustments as applicable)	Weighted average amortization period of additions (expressed in years)

Customer collection contracts	$223,510	$168,041	$55,469	$4,300	5.00
Customer lists	182,233	97,564	84,669	991	6.00
Non-competition agreements	11,249	6,958	4,291	50	5.00
Transfer station permits	25,119	7,527	17,592	-	-
Trade-names	12,060	8,152	3,908	124	1.00
	$454,171	$288,242	$165,929	$5,465

Adjustments to the fair value of certain assets occurring in the measurement period and acquired in the prior year resulted in a $22,081 increase to customer lists in 2015 (2014 - $nil).

Progressive Waste Solutions Ltd. – September 30, 2015 - 14

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Estimated intangible amortization expense in each of the five succeeding years, or part thereof in the case of 2015, and thereafter is as follows:

2015	$9,890
2016	36,987
2017	32,662
2018	19,687
2019	14,244
Thereafter	37,483
$150,953

8.  Goodwill

The following tables outline the change in goodwill by segment for the nine months ended September 30, 2015 and 2014.

			September 30, 2015
	North	West	East	Total

Goodwill, stated at cost(1)	$362,599	$341,123	$594,129	$1,297,851
Accumulated impairment loss	-	-	(360,557)	(360,557)
Balance, beginning of year	362,599	341,123	233,572	937,294
Goodwill recognized on acquisitions, during the period	-	1,438	-	1,438
Goodwill adjustments in respect of prior period acquisitions, during the period(1)	-	(8,814)	(8,967)	(17,781)
Foreign currency exchange adjustment, for the period	(48,539)	-	-	(48,539)

Goodwill, stated at cost	314,060	333,747	585,162	1,232,969
Accumulated impairment loss	-	-	(360,557)	(360,557)
Balance, end of period	$314,060	$333,747	$224,605	$872,412

			September 30, 2014
	North	West	East	Total

Goodwill, stated at cost(1)	$383,473	$309,770	$572,661	$1,265,904
Accumulated impairment loss	-	-	(360,557)	(360,557)
Balance, beginning of year	383,473	309,770	212,104	905,347
Goodwill recognized on acquisitions, during the period	11,594	-	-	11,594
Goodwill adjustments in respect of prior period acquisitions, during the period(1)	-	230	157	387
Foreign currency exchange adjustment, for the period	(19,754)	-	-	(19,754)

Goodwill, stated at cost	375,313	310,000	572,818	1,258,131
Accumulated impairment loss	-	-	(360,557)	(360,557)
Balance, end of period	$375,313	$310,000	$212,261	$897,574

Note:

(1)  Goodwill amounts have been retroactively reassigned to the East and West segments on a relative fair value basis reflecting changes to the Company’s segments as a result of its regional management reorganization announced on April 30, 2015.

For the nine months ended September 30, 2015, goodwill arising from accrued contingent consideration payable to sellers for acquisitions consummated prior to January 1, 2009 amounted to $3,500  (2014 - $nil).  In 2015, adjustments to preliminary purchase price allocations resulted in a $21,660  (2014 - $nil) decrease to goodwill.

The Company has not disposed of any goodwill in the nine months ended September 30, 2015 or in the year ended December 31, 2014, except for goodwill attributable to its Long Island, New York operations (Note 6).

The Company did not recognize an impairment charge for goodwill in the nine months ended September 30, 2015 or in the year ended December 31, 2014.

Progressive Waste Solutions Ltd. – September 30, 2015 - 15

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

9.  Investments

Investment at cost

In June 2013, the Company acquired a 19.9% non-controlling interest in TerraCycle Canada ULC (“TerraCycle”) for total consideration of 1,035 Canadian dollars (“C$”).  TerraCycle is a Canadian unlimited liability company that offers programs to collect waste and convert the collected waste into a wide range of products and materials.  This investment is accounted for applying the cost method of accounting.

Investment in equity accounted investee

The Company had a fifty percent ownership interest in two companies whose business was comprised principally of compactor and related equipment rentals.  The remaining ownership was owned by two trusts.  The Company exercised joint control over its investment through its fifty percent ownership interest and its ability to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors could not be nominated by the Company and the Chairperson could not be a member of the Company’s Board of Directors.  The Chairperson of the investee was entitled to cast a second vote in the event of a tie amongst its board.  Certain matters were beyond the control of the investee’s board and resided with its shareholders.  These matters included certain financing, board composition, the sharing of profits and material business changes.

Effective April 1, 2013, the Company entered into an amending agreement to purchase the remaining fifty percent interest in the investee no later than February 28, 2015, subject to the Company or the seller providing notice of purchase or sale, at an amount equal to the greater of fifty percent of revenues less operating and selling, general and administration expense of the investee for the preceding 12 month period multiplied by six or C$9,000.  Certain conditions accelerated the purchase or extended the commitment beyond February 28, 2015.  On January 31, 2014, the Company purchased the remaining fifty percent interest in its equity accounted investee.  See Note 5.

At September 30, 2015, the Company’s sole investment is the cost method investment.

10.  Accrued Charges

Accrued charges comprise the following:

	September 30, 2015	December 31, 2014

Insurance	$44,014	$38,295
Payroll and related costs	38,746	36,173
Franchise and royalty fees	3,580	9,475
Interest	1,305	1,676
Provincial, federal and state sales taxes	6,109	6,773
Acquisition holdbacks, acquisition related costs and amounts owing to seller	10,351	38,639
Environmental surcharges	5,348	6,062
Property taxes	4,826	399
Disposal	7,915	12,592
Share based options (Note 14)	6,995	6,830
Other	27,136	17,417
	$156,325	$174,331

Progressive Waste Solutions Ltd. – September 30, 2015 - 16

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11.  Long-Term Debt

Consolidated credit agreement

Effective October 24, 2012, the Company entered into a Credit Agreement (the “consolidated facility”).  The consolidated facility was subsequently amended and restated on November 26, 2013 and was further amended and restated on June 30, 2015.  The November 26, 2013 amendment resulted in lower applicable margins on both the senior secured term B facility (the “term B facility”) and consolidated revolver drawings and extended the maturity of the consolidated revolver to October 24, 2018.  The June 30, 2015 amendment resulted in the replacement of the term B facility with a senior secured term A facility (the “term A facility”), a further decline to applicable margins, excluding margins on letters of credit, the removal of the LIBOR floor on term loan borrowings and an extension of the consolidated facility’s maturity to June 30, 2020.  The consolidated facility is guaranteed by all subsidiaries of the Company, excluding certain subsidiaries as permitted.

The consolidated facility is now comprised of a $500,000 term A facility and a $1,850,000 senior secured revolving facility (the “consolidated revolver”) maturing June 30, 2020.  The consolidated facility has a $1,000,000 accordion feature, which is available subject to certain conditions.  Proceeds from the original consolidated facility were used to refinance previously existing indebtedness, while proceeds from the current consolidated facility were used to refinance the term B facility.  Drawings on the current consolidated facility may be used for permitted acquisitions, as defined by the agreement, capital expenditures, working capital, letters of credit and general corporate purposes.  Amounts drawn under the consolidated revolver, plus accrued interest, are repayable in full at maturity.  Amounts outstanding under the term A facility, plus accrued interest, are also repayable in full at maturity.  The term A facility is also subject to mandatory prepayment if certain conditions exist, which include net cash proceeds from the sale of assets and the issuance of additional indebtedness that does not constitute permitted indebtedness, each of which are subject to various conditions.

The Company is required to provide its consolidated facility lenders with a first priority perfected security interest in all present and future assets of it and its subsidiaries, including all present and future intercompany indebtedness and a pledge of all of the equity interests in each of the Company’s direct and indirect subsidiaries, subject to certain conditions.  Certain subsidiaries, real estate and certain other equipment are excluded from the first priority perfected security requirement unless requested by the lenders.

The consolidated facility permits a maximum consolidated total funded debt to four-quarter consolidated EBITDA ratio (“leverage ratio”) of four times, as defined therein.  In the event the Company delivers to its lenders a corporate credit rating from two of Standard & Poor’s, Moody’s or Fitch of at least BBB- or equivalent (with a stable outlook or better), the Company may elect to have the security interests of the lenders terminated, provided that any incremental term A facility is repaid in full, at which time the maximum leverage ratio declines to three and one half times.  The leverage ratio increases to four and one half times if the Company obtains unsecured indebtedness in an aggregate amount of not less than $250,000 so long as the unsecured indebtedness remains outstanding or if the Company elects to increase the ratio to four and one half times for four consecutive quarters upon the completion of any acquisition or series of acquisitions for consideration in excess of $250,000. The consolidated facility also requires a minimum four quarter consolidated EBITDA to consolidated interest expense ratio (“interest coverage ratio”) of two and one half times, subject to certain conditions, and two and three quarter times if the Company elects to have the security interests of the lenders terminated.

In connection with the replacement of the term B facility, the Company wrote-off $1,477 of deferred financing costs and $1,246 of debt discount previously recorded on its balance sheet.  These amounts were recorded as loss on extinguishment of debt on the Company’s statement of operations and comprehensive income or loss for the nine months ended September 30, 2015.

Progressive Waste Solutions Ltd. – September 30, 2015 - 17

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

12.  Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs.  The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and changes to landfill closure and post-closure costs between periods.

September 30, 2015
Fair value of legally restricted assets (funded landfill post-closure costs)	$10,210
Undiscounted closure and post-closure costs	$672,567
Credit adjusted risk-free rates - North segment landfills	4.6 - 9.5%
Credit adjusted risk-free rates - East and West segment landfills	4.5 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2015	$8,280
2016	9,624
2017	15,367
2018	8,575
2019	6,271
Thereafter	624,450
$672,567

	Three months ended
	September 30
	2015	2014

Landfill closure and post-closure costs, beginning of the period	$133,669	$128,986
Provision for landfill closure and post-closure costs, during the period	2,865	2,733
Accretion of landfill closure and post-closure costs, during the period	1,573	1,537
Landfill closure and post-closure expenditures, during the period	(1,205)	(1,290)
Foreign currency translation adjustment, for the period	(2,587)	(1,868)
	134,315	130,098
Less current portion of landfill closure and post-closure costs	8,280	8,434
Landfill closure and post-closure costs, end of period	$126,035	$121,664

	Nine months ended
	September 30
	2015	2014

Landfill closure and post-closure costs, beginning of the year	$130,145	$124,454
Provision for landfill closure and post-closure costs, during the period	8,176	7,429
Accretion of landfill closure and post-closure costs, during the period	4,776	4,614
Landfill closure and post-closure expenditures, during the period	(3,518)	(3,403)
Disposal of landfill closure and post-closure costs, during the period	-	(960)
Revisions to estimated cash flows, during the period	-	(76)
Foreign currency translation adjustment, for the period	(5,264)	(1,960)
	134,315	130,098
Less current portion of landfill closure and post-closure costs	8,280	8,434
Landfill closure and post-closure costs, end of period	$126,035	$121,664

Progressive Waste Solutions Ltd. – September 30, 2015 - 18

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

13.  Shareholders’ Equity

Normal course issuer bid

Effective August 28, 2015, the Company received approval for a normal course issuer bid to purchase up to 10,000 of the Company’s common shares for a one year period that expires on August 27, 2016.  Daily purchases are limited to a maximum of 59.725 shares on the Toronto Stock Exchange.  Once a week, the Company is permitted to purchase a block of its common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased are expected to be cancelled.

For the three and nine months ended September 30, 2015, nil and 3,208 common shares (2014 - nil and 439) were purchased and cancelled at a total cost of $nil and $93,310 (2014 - $14 and $10,943), respectively.  As of October 29, 2015, no additional common shares were purchased and settled.

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of income tax and settlements.

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax	Accumulated other comprehen- sive loss
Three months ended September 30, 2015
Balance, beginning of period	$(157,172)	$-	$(157,172)
Other comprehensive loss, during the period	(26,184)	-	(26,184)
Balance, end of period	$(183,356)	$-	$(183,356)

Three months ended September 30, 2014
Balance, beginning of period	$(83,056)	$-	$(83,056)
Other comprehensive loss, during the period	(25,414)	-	(25,414)
Balance, end of period	$(108,470)	$-	$(108,470)
	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax	Accumulated other comprehen- sive loss
Nine months ended September 30, 2015
Balance, beginning of year	$(123,246)	$-	$(123,246)
Other comprehensive loss, during the period	(60,110)	-	(60,110)
Balance, end of period	$(183,356)	$-	$(183,356)

Nine months ended September 30, 2014
Balance, beginning of year	$(81,473)	$(418)	$(81,891)
Other comprehensive loss before reclassifications, during the period	(26,997)	-	(26,997)
Amounts reclassified from accumulated other comprehensive loss, during the period	-	418	418
Balance, end of period	$(108,470)	$-	$(108,470)

Progressive Waste Solutions Ltd. – September 30, 2015 - 19

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net income per share

The following table presents net income and reconciles the weighted average number of shares outstanding at September 30, 2015 and 2014 for the purpose of computing basic and diluted net income per share.

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014

Net income	$22,906	$40,814	$78,157	$107,585

Weighted average number of shares, basic	109,302	114,745	110,876	114,982
Dilutive effect of share based options	-	-	-	-
Weighted average number of shares, diluted	109,302	114,745	110,876	114,982

Net income per weighted average share, basic and diluted	$0.21	$0.36	$0.70	$0.94
Issued and outstanding share based options	1,682	2,421	1,682	2,421

Share based options are anti-dilutive to the calculation of net income per share and have therefore been excluded from the calculation.

14.  Share Based Compensation

Compensation expense includes restricted share expense or recovery, fair value changes in performance share units (“PSUs”) and share based options, all of which are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

Restricted shares

For the three and nine months ended September 30, 2015, restricted share expense amounted to $839 and $2,879 (2014 - $537 and $2,031), respectively.

PSUs

For the three and nine months ended September 30, 2015, PSU expense (recovery) totaled $1,598 and $3,612 (2014 - ($511) and $1,871), respectively.  In addition, as of September 30, 2015, unrecognized compensation cost for PSUs totaled $5,544 (December 31, 2014 - $4,834).  At September 30, 2015, $8,487 is accrued (December 31, 2014 - $5,350).

Share based options

For the three and nine months ended September 30, 2015, share based compensation expense amounted to $1,414 and $1,238 (2014 – $1,912 and $3,958), respectively.  In addition, as of September 30, 2015, unrecognized compensation cost for share based compensation totaled $3,206 (December 31, 2014 - $4,470).  At September 30, 2015, $6,995 (December 31, 2014 - $6,830) is accrued.

15.  Related Party Transactions

Equity accounted investee

All transactions between the Company and its investee occurring before January 31, 2014, the acquisition of control date, were transacted in the normal course of business.  These transactions were the result of the investee billing the Company for services it provided to the Company.  In turn, the Company billed its customers for these services which were measured at the exchange amount.  Transactions between the Company and its investee only reflect the Company’s share of the transaction.  The Company incurred $nil (2014 - $110) of charges for the three and nine months ended September 30, 2015 from its previously accounted for equity investee.  Charges incurred were recorded to operating expenses.

Progressive Waste Solutions Ltd. – September 30, 2015 - 20

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Transportation services

A company owned by an officer of a subsidiary of Progressive Waste Solutions Canada Inc. provides transportation services to the Company.  Total charges of $507 and $1,927 (2014 - $1,419 and $3,383) were incurred by the Company for the three and nine months ended September 30, 2015, and are recorded to operating expenses.  Amounts included in accounts payable at September 30, 2015 total $92 (December 31, 2014 - $36).

All related party transactions are recorded at the exchange amounts.

16.  Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and presents their estimated fair values. These financial instruments are recorded as other assets or other liabilities on the Company’s balance sheet.

	September 30, 2015	December 31, 2014
Financial assets
Derivatives not designated in a hedging relationship
Long-term - interest rate swaps	$112	$5,315

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$12,285	$13,174
Long-term - interest rate swaps	$19,427	$10,041
Current - commodity swaps	$1,930	$3,384
Long-term - commodity swaps	$449	$-

The following tables outline the hierarchical measurement categories for various financial assets and liabilities.  As at September 30, 2015 and December 31, 2014, financial assets and liabilities measured on a recurring basis had the following estimated fair values expressed on a gross basis:

			September 30, 2015
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$34,624	$-	$-	$34,624
Funded landfill post-closure costs	10,210	-	-	10,210
Other assets - interest rate swaps	-	112	-	112
Other liabilities - commodity swaps	-	-	(2,379)	(2,379)
Other liabilities - interest rate swaps	-	(31,712)	-	(31,712)
	$44,834	$(31,600)	$(2,379)	$10,855

Progressive Waste Solutions Ltd. – September 30, 2015 - 21

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

			December 31, 2014
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$41,636	$-	$-	$41,636
Funded landfill post-closure costs	11,365	-	-	11,365
Other assets - interest rate swaps	-	5,315	-	5,315
Other liabilities - commodity swaps	-	-	(3,384)	(3,384)
Other liabilities - interest rate swaps	-	(23,215)	-	(23,215)
	$53,001	$(17,900)	$(3,384)	$31,717

The following table outlines the change in estimated fair value for recurring Level 3 financial instrument measurements for the three and nine months ended September 30, 2015 and 2014, respectively:

	Three months ended
	September 30
Significant unobservable inputs (Level 3)	2015	2014

Balance, beginning of period	$(1,474)	$2,787
Realized (losses) gains included in the statement of operations, during the period	(1,407)	293
Unrealized losses included in the statement of operations, during the period	(937)	(1,746)
Settlements	1,407	(293)
Foreign currency translation adjustment	32	(44)
Balance, end of period	$(2,379)	$997

	Nine months ended
	September 30
Significant unobservable inputs (Level 3)	2015	2014

Balance, beginning of year	$(3,384)	$2,013
Realized (losses) gains included in the statement of operations, during the period	(2,983)	1,270
Unrealized gains (losses) included in the statement of operations, during the period	921	(1,648)
Unrealized gains included in accumulated other comprehensive loss, during the period	-	643
Settlements	2,983	(1,270)
Foreign currency translation adjustment	84	(11)
Balance, end of period	$(2,379)	$997

Fair value

Cash equivalents are invested in a money market account offered through a Canadian financial institution.  The estimated fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure costs are invested in Bankers’ Acceptances, offered through Canadian financial institutions, or Government of Canada treasury bills.  The estimated fair value of these investments is supported by quoted prices in active markets for identical assets.

The estimated fair values of financial instruments are calculated using available market information, and commonly accepted valuation methods.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Progressive Waste Solutions Ltd. – September 30, 2015 - 22

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s interest rate swaps are recorded at their estimated fair values determined using a discounted cash flow analysis.  The analysis utilizes observable market data including forward yield curves to determine the market’s expectation of the future cash flows of the variable component.  The fixed and variable components of the derivative are then discounted using calculated discount factors developed from the zero rate curve and are aggregated to arrive at an estimated fair value.  The Company also incorporates credit valuation adjustments to reflect nonperformance risk for itself and the respective counterparties in its determination of estimated fair value.  The Company verifies the reasonableness of these estimates by comparing them to quotes received from financial institutions that trade these contracts.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The estimated fair values of commodity swaps are determined using a discounted cash flow analysis.  This approach uses the forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions are the sources of the forward index curve and risk-free rate of interest.  The use of different assumptions and or estimation methods could have a material effect on these estimated fair values.

The Company’s foreign currency exchange agreements, when applicable, are recorded at their estimated fair value based on quotes received from the financial institution that is counterparty to the agreement.  The Company verifies the reasonableness of the quotes by comparing them to the period end foreign currency exchange rate plus a forward premium.  The use of different assumptions and or estimation methods could result in differing estimates of fair value, which the Company believes would not be material.

The fair value of the Company’s embedded derivative from its wood waste supply agreement was determined using a discounted cash flow analysis.  This approach used electricity generator and Ultra Low Sulfur Diesel forward index curves and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreement.  The Company employed a third-party, who was not a counter-party, to independently value the embedded derivative and the Company used this information to derive its fair value estimate.  The use of different assumptions and or estimation methods could have resulted in differing fair values which the Company believes would not have been material.  In April 2014, the wood waste supply agreement was amended and the embedded derivative contained in the original agreement was eliminated.

Interest rate, commodity swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain interest rate, commodity swaps and foreign currency exchange agreements (collectively the “agreements”), as applicable.  The Company has entered into interest rate swaps to reduce its exposure to interest rate volatility on consolidated credit facility advances.  In addition, the Company has entered into commodity swaps for a portion of the diesel fuel consumed in its Canadian and U.S. operations.  The Company has also entered into foreign currency exchange agreements, from time to time, to mitigate the risk of foreign currency fluctuations on amounts repayable under its consolidated facility and amounts payable for goods or services received that are payable in a currency that is other than the operating entities’ primary operating currency.

The Company’s corporate treasury function is responsible for arranging all agreements and the Audit Committee is responsible for approving certain agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third-party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines the key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and, when applicable, changes to the risks related to each agreement.

Progressive Waste Solutions Ltd. – September 30, 2015 - 23

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s maximum exposure to credit risk is equal to the estimated fair value of interest rate swaps, commodity swaps and foreign currency exchange agreements, as applicable, recorded to other assets on the Company’s balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The Company has entered into the following commodity and interest rate swaps which are outlined in the tables below:

U.S. fuel hedges
Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

June 21, 2012	150,000	$3.62	Diesel Fuel Index	January 1, 2015	December 31, 2015
June 1, 2012	150,000	$3.72	Diesel Fuel Index	January 1, 2015	December 31, 2015
April 2, 2015	84,000	$1.90	NYMEX Heating Oil Index	January 1, 2016	December 31, 2016
April 2, 2015	84,000	$1.91	NYMEX Heating Oil Index	January 1, 2016	December 31, 2016
July 24, 2015	84,000	$1.77	NY Harbor ULSD	January 1, 2016	December 31, 2016
July 24, 2015	84,000	$1.88	NY Harbor ULSD	January 1, 2017	December 31, 2017
July 24, 2015	84,000	$1.77	NYMEX Heating Oil Index	January 1, 2016	December 31, 2016
July 24, 2015	84,000	$1.87	NYMEX Heating Oil Index	January 1, 2017	December 31, 2017

Canadian fuel hedges
Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2015	December 31, 2015

Progressive Waste Solutions Ltd. – September 30, 2015 - 24

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Interest rate swaps
Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

August 30, 2013	$35,000	2.97%	0.23%	September 30, 2013	September 29, 2023
August 30, 2013	$40,000	2.96%	0.23%	September 30, 2013	September 29, 2023
September 6, 2013	$25,000	1.10%	0.23%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.10%	0.23%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.95%	0.23%	September 30, 2013	September 28, 2018
September 6, 2013	$25,000	1.95%	0.23%	September 30, 2013	September 28, 2018
September 19, 2013	$25,000	2.30%	0.23%	September 30, 2013	September 30, 2020
September 19, 2013	$25,000	2.30%	0.23%	September 30, 2013	September 30, 2020
September 24, 2013	$25,000	1.60%	0.23%	September 30, 2013	September 28, 2018
September 24, 2013	$25,000	1.60%	0.23%	September 30, 2013	September 28, 2018
October 21, 2013	$25,000	1.51%	0.23%	October 31, 2013	September 28, 2018
October 21, 2013	$25,000	1.53%	0.23%	October 31, 2013	September 28, 2018
October 25, 2013	$15,000	2.65%	0.23%	October 31, 2013	September 29, 2023
October 25, 2013	$20,000	2.64%	0.23%	October 31, 2013	September 29, 2023
November 5, 2013	$25,000	1.50%	0.23%	November 7, 2013	September 28, 2018
November 5, 2013	$25,000	1.50%	0.23%	November 7, 2013	September 28, 2018
December 11, 2013	$20,000	2.18%	0.23%	December 13, 2013	September 30, 2020
December 11, 2013	$20,000	2.17%	0.23%	December 13, 2013	September 30, 2020
December 30, 2013	$10,000	2.96%	0.23%	January 2, 2014	September 29, 2023
December 30, 2013	$15,000	0.75%	0.23%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	0.79%	0.23%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	1.62%	0.23%	January 2, 2014	September 28, 2018
December 30, 2013	$30,000	1.66%	0.23%	January 2, 2014	September 28, 2018
March 4, 2014	$25,000	2.25%	0.23%	March 31, 2014	March 31, 2021
March 4, 2014	$25,000	2.26%	0.23%	March 31, 2014	March 28, 2024
March 4, 2014	$25,000	2.25%	0.23%	March 31, 2014	March 31, 2021
March 4, 2014	$25,000	2.78%	0.23%	March 31, 2014	March 28, 2024
March 17, 2014	$20,000	1.67%	0.23%	March 31, 2014	March 29, 2019
March 17, 2014	$20,000	1.67%	0.23%	March 31, 2014	March 29, 2019
March 17, 2014	$20,000	2.27%	0.23%	March 31, 2014	March 31, 2021
March 17, 2014	$20,000	2.26%	0.23%	March 31, 2014	March 31, 2021
March 17, 2014	$30,000	2.79%	0.23%	March 31, 2014	March 28, 2024
March 28, 2014	$35,000	1.64%	0.23%	March 31, 2014	September 30, 2018
March 28, 2014	$25,000	1.03%	0.23%	March 31, 2014	March 31, 2017
July 24, 2014	$20,000	2.65%	0.23%	July 31, 2014	June 28, 2024

The contractual maturities of the Company’s derivatives are as follows:

				September 30, 2015
		Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$31,712	$12,285	$12,838	$4,831	$1,758
Commodity swaps	$2,379	$1,930	$449	$-	$-

Progressive Waste Solutions Ltd. – September 30, 2015 - 25

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Unrealized amounts recorded to net gain or loss on financial instruments for the three and nine months ended September 30, 2015 and 2014 are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014

Net loss (gain) on financial instruments
Funded landfill post-closure costs	$(21)	$(31)	$(44)	$(61)
Interest rate swaps	16,689	(4,389)	17,112	6,223
Fuel hedges	937	1,746	(921)	2,429
Wood waste supply agreement	-	-	-	(781)
Foreign currency exchange agreements	-	(15)	-	(15)
	$17,605	$(2,689)	$16,147	$7,795

Estimated fair value

The carrying value of accounts receivable, accounts payable and accrued charges approximates its fair value due to the relatively short-term maturities of these instruments.  Cash and cash equivalents, funded landfill post-closure costs and derivative financial instruments are recorded on the balance sheet at their fair values.

At September 30, 2015, the estimated fair value of other receivables applying an interest rate consistent with the credit quality of the instrument is $2,819 (December 31, 2014 - $5,976), compared to the carrying amount of $2,408 (December 31, 2014 - $5,507 ).

At September 30, 2015, the estimated fair value of long-term debt, including the term A facility, approximates its carrying amount as the Company believes that renegotiation of its variable rate long-term debt would result in similar pricing.

At December 31, 2014, the estimated fair value of the term B facility was approximately $570,600 compared to its carrying amount of $488,520.

17.  Income Taxes

The components of domestic and foreign income before income tax expense and net loss from equity accounted investee and domestic and foreign income taxes are as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2015	2014	2015	2014
Income before income tax expense and net loss from equity accounted investee
Canada	$4,953	$22,016	$23,438	$51,254
U.S.	7,176	13,647	21,161	34,767
Other	16,846	16,841	49,943	49,969
	$28,975	$52,504	$94,542	$135,990

Current income tax expense
Canada	$5,823	$5,818	$15,514	$18,983
U.S.	1,001	846	3,476	3,156
Other	48	51	213	166
	6,872	6,715	19,203	22,305
Deferred income tax expense (recovery)
Canada	(4,497)	130	(9,687)	(6,196)
U.S.	3,694	4,845	6,869	12,214
Other	-	-	-	-
	(803)	4,975	(2,818)	6,018
Total income tax expense	$6,069	$11,690	$16,385	$28,323

Progressive Waste Solutions Ltd. – September 30, 2015 - 26

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil for the periods ended September 30, 2015 and 2014.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2014 in Canada and from 1997 to 2014 in the U.S.

18.  Segmented Reporting

On April 30, 2015, the Company announced structural changes to the management of its operations, with the goal of reducing costs and better positioning the Company to realize its strategic operating plan.  Accordingly, the following changes were made to the Company’s reportable segments:

•         Combined the U.S. northeast segment with a portion of the U.S south segment to form the East segment.  The East segment includes the following states:  Florida, New York, New Jersey, Pennsylvania, Maryland, Virginia and the District of Columbia.

•         The remainder of the U.S. south segment was renamed the West segment, comprising the states of Texas, Louisiana, Oklahoma, Arkansas, Mississippi and Illinois.

•         The Canadian segment was renamed the North segment.

All previously reported segment amounts have been reclassified to conform to the current period’s presentation with no impact to the consolidated amounts reported.

Goodwill has been reassigned to the East and West segments using a relative fair value allocation approach similar to that used when a portion of a reporting unit is disposed of.  Accordingly, previously reported goodwill amounts have been calculated applying the fair value allocation percentage derived at April 30, 2015, the date of reassignment, for the East and West segments.

The Company carries on business through three geographic segments: the North, West and East.  The business segments are vertically integrated and their operations include the collection and disposal of waste and recyclable materials, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each segment limits the number of transactions between them.

The Company has elected to exclude corporate costs in the determination of each segment’s performance.  Corporate costs include certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales, purchasing, safety and other administrative support costs.  Corporate costs also include transaction and related costs, restricted share expense and fair value changes of share based options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies in the most recent audited consolidated financial statements.  The Company evaluates its segment performance based on revenues, less operating and selling, general and administration expenses.

Progressive Waste Solutions Ltd. – September 30, 2015 - 27

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Three months ended		Nine months ended
		September 30		September 30
	2015	2014	2015	2014
Revenues
North	$169,839	$199,128	$502,335	$558,933
West	171,576	154,316	495,582	449,267
East	147,113	167,713	443,781	496,228
Corporate	-	-	-	-
	$488,528	$521,157	$1,441,698	$1,504,428

Revenues less operating and selling, general and administration expenses
North	$62,395	$70,711	$172,912	$191,895
West	39,957	39,932	116,567	121,253
East	36,231	37,454	97,689	108,981
Corporate	(12,651)	(11,029)	(37,668)	(43,302)
	$125,932	$137,068	$349,500	$378,827

Amortization
North	$20,834	$26,838	$62,825	$74,923
West	22,616	19,689	67,495	57,924
East	23,270	25,277	68,973	77,197
Corporate	319	452	1,198	1,488
	$67,039	$72,256	$200,491	$211,532

Restructuring expenses	$1,274	$-	$3,682	$-
Net gain on sale of capital and landfill assets	$(2,249)	$(673)	$(11,946)	$(17,599)

Operating income	$59,868	$65,485	$157,273	$184,894

				September 30, 2015
	North	West	East	Corporate	Total

Goodwill	$314,060	$333,747	$224,605	$-	$872,412
Capital assets	$324,401	$339,515	$246,281	$5,635	$915,832
Landfill assets	$124,832	$280,375	$499,581	$-	$904,788
Total assets	$966,343	$1,078,084	$1,099,961	$38,628	$3,183,016

				December 31, 2014
	North	West	East	Corporate	Total

Goodwill	$362,599	$341,123	$233,572	$-	$937,294
Capital assets	$356,329	$325,463	$241,631	$5,127	$928,550
Landfill assets	$156,536	$278,760	$500,799	$-	$936,095
Total assets	$1,106,337	$892,892	$1,339,593	$37,614	$3,376,436

Progressive Waste Solutions Ltd. – September 30, 2015 - 28

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

19.  Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

The Company has provided indemnities for the use of various operating facilities under lease.  Under the terms of these agreements the Company agrees to indemnify the counterparties for certain items including, but not limited to, all liabilities, loss, suits, damage and the existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2015 and 2025.

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for certain items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company, including any one of its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third-party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate, or be compensated, by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a pre-determined distance from certain landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale amount and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees and does not believe it would have a material effect on the Company’s financial position or results of operations.  As of September 30, 2015, the Company has compensated one homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which results from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued with respect to these agreements.

Progressive Waste Solutions Ltd. – September 30, 2015 - 29

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended September 30, 2015 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

20.  Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses generally follow the rise and fall of revenues.

21.  Subsequent Events

Acquisition

Effective October 1, 2015, the Company acquired all the issued and outstanding share capital of a solid waste company for cash consideration of $109,460, subject to final working capital adjustment.  The results of this acquisition will be included in the Company’s East segment from the date of closing.

The Company executed this transaction pursuant to its growth strategy.  This acquisition provided the Company with an opportunity to establish its presence in a new market that it believes has prospects for growth.

Due to the timing of this acquisition, the initial purchase accounting is incomplete.   Therefore, a preliminary allocation of the fair value of net assets acquired is unavailable as fair value estimates for the net assets acquired remain incomplete.

Contingency

Progressive Waste Solutions of FL, Inc. and Progressive Waste Solutions, Ltd. (collectively, ”Progressive”) have been named as defendants in a putative class action lawsuit filed in October 2015 (the “Complaint”) on behalf of current and former customers of Progressive.  The Complaint alleges Progressive charged current and former customers residing in Florida a fuel surcharge and/or an environmental surcharge in violation of Florida’s Deceptive and Unfair Trade Practices Act (“FDUTPA”).  The alleged class period is four years prior to the filing of the Complaint (October 2011).

Progressive intends to vigorously defend the lawsuit and is considering the option of filing a motion to dismiss in lieu of an Answer.  The action is in its infancy and no discovery has yet been conducted.  Accordingly, Progressive cannot reasonably predict the outcome and no amounts have been accrued in the financial statements in respect of this matter.

22.  Comparative Financial Statements

Rent, property taxes, insurance, utility, building maintenance and repair costs and other facility costs, collectively “facility costs”, incurred by the Company’s operating locations have been reclassified from selling, general and administration expense to operating expenses.  Facility costs incurred by corporate, region and area offices remain in SG&A expense.  The reclassification better reflects these costs as costs of operations and aligns their classification on a basis consistent with the Company’s peers.  Prior period amounts have been reclassified to conform to the current period presentation.

Progressive Waste Solutions Ltd. – September 30, 2015 - 30